

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 19, 2022

James MacPherson
Chief Financial Officer
Integrated Wellness Acquisition Corp
148 N Main Street
Florida, NY 10921

> **Re: Integrated Wellness Acquisition Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on April 1, 2022**
> **File No. 001-41131**

Dear James MacPherson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction